Exhibit 99.1
Copa Holdings Announces Monthly Traffic Statistics for September 2026
PANAMA CITY, October 8, 2026 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for September 2026:

Copa Holdings (Consolidated)	September 2026	September 2025	% Change
ASM (mm) (1)	3,041.0	2,628.2	15.7%
RPM (mm) (2)	2,674.4	2,283.1	17.1%
Load Factor (3)	87.9%	86.9%	1.1	p.p.

1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is utilized

For September 2026, Copa Holdings' capacity (ASMs) increased by 15.7%, while system-wide passenger traffic (RPMs) increased by 17.1% compared to 2025. As a result, the system load factor for the month was 87.9%, 1.1 percentage points higher than in September 2025.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.
CPA-G
Investor Relations
investor.relations@copaair.com